Callon Petroleum

Company Employee

Savings and Protection Plan

Employer I.D. Number 94-0744280

Plan Number:  002

Audited Financial Statements

Years Ended December 31, 2013 and 2012

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Plan Administrators

Callon Petroleum Company Employee Savings and Protection Plan

We have audited the accompanying statements of net assets available for benefits of Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HORNE LLP

HORNE LLP

Ridgeland, Mississippi

June 26, 2014

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments
Participant directed
Pooled separate accounts	$10,756,912	$8,737,872
Guaranteed investment contract	13,747,299	13,382,481
Company stock unit fund	5,664,933	3,781,275
Total investments, at fair value	30,169,144	25,901,628

Receivables
Notes receivable from participants	460,255	535,930
Employer contributions receivable	62,705	63,312
Total receivables	522,960	599,242

Net assets available for benefits, at fair value	30,692,104	26,500,870
Adjustment from fair value to contract value for fully benefit-responsive contract	(353,620)	(1,075,099)
Net assets available for benefits	$30,338,484	$25,425,771

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2013

2013
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$4,172,703
Dividends	378,721
Total investment income	4,551,424

Interest income on notes receivable from participants	23,170

Contributions
Employer – cash	678,176
Employer – noncash	244,830
Employee	890,125
Total contributions	1,813,131
Total additions	6,387,725

Deductions from net assets attributed to
Benefits paid to participants	1,396,998
Deemed distributions	76,619
Administrative expense	1,395
Total deductions	1,475,012
Net increase	4,912,713

Net assets available for Plan benefits
Beginning of year	25,425,771
End of year	$30,338,484

See accompanying notes.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

Employees of Callon Petroleum Company (the "Company") become eligible to participate in the Plan on the first eligibility date of their employment or attainment of age twenty-one while employed. Eligibility dates are the first day of each month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Employee contributions/deferrals. Each participant may make voluntary before-tax or Roth contributions of 1% to 99% of his or her qualified yearly earnings as defined by the Plan, subject to Internal Revenue Code ("IRC") limitations for the current year. Employees at least 50 years of age are permitted to contribute additional amounts, or catch-up contributions, of his or her qualified yearly earnings up to a prescribed maximum in addition to the voluntary before-tax, Roth, and after-tax maximums.

Employer non-matching and matching contributions.  For the year ended December 31, 2013, the Company contributed, in relation to each participating employee's eligible compensation, a 2.5%  non-matching contribution in cash and a 2.5% non-matching contribution in the form of the Company's stock unit fund. The Company also made a matching contribution at the rate of 0.625%  in cash for every 1%  that the participant deferred, limited to a maximum matching contribution by the Company of 5%  in cash.

Rollover Contributions

At the discretion of the administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a "rollover". This rollover will be accounted for in a "rollover account," and is 100%  vested by the depositing participant. The participant may withdraw amounts in the "rollover account" only when an otherwise allowable distribution is permitted under the Plan.

Participant Accounts

Each participant's account is credited with the participant's salary deferral, the Company's matching and non-matching contributions and an allocation of the Plan earnings thereon. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

Investment Options

Participants direct contributions, including employer cash matching and non-matching contributions, into any of the investment options offered by ING U.S., Inc., ("ING"), the Plan custodian. Participants may change their investment options at any time.

Vesting

Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company's contributions and earnings thereon.

Notes Receivable from Participants

Notes receivable from participants ("loans") are available to participants at a minimum amount of $1,000.  Loans initiated through June 30, 2013 bear interest at a fixed 4.75% and beginning on July 1, 2013 new loans bear interest at 4.25%, which is comprised of the U.S. Prime Interest Rate of 3.25% plus a 1% adjustment factor. Participants have up to 5 years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 30 years. Participants may repay the loan by having an amount withheld from their compensation each pay period or, in the case of terminated employees, by submitting an amount to the Company monthly. Each loan is collateralized by the borrowing participant's vested account balance; however, additional collateral may also be required at the discretion of the Plan administrator. During 2013, the Plan allowed participants to have up to four loans consisting of three regular loans and one residential loan.  The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant's highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of the new loan over the participant's current outstanding balance of loans as of the date of the new loan or (b) one-half of the participant's vested interest in qualifying investments within the Plan.

Payment of Benefits

Benefits in the form of distributions are paid from the vested portion of a participant's balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS") and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant's vested interest in his or her account (b) receive installments over a period not to exceed the employee's or beneficiary's assumed life expectancy  or (c) receive a partial withdrawal.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2013 and 2012 are held by ING, the Plan custodian. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan's investments bought and sold as well as held during the year are included in net appreciation in the fair value of investments at year-end in the statement of changes in net assets available for benefits.

Notes Receivable from Participants

Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable and payment of benefits are charged directly to the participant's account and are included in administrative expenses. The participants incurred expense of $1,395 for fees related to the administration of notes receivable from participants and payment of benefits.

Note 3.  Investments

The following table presents the fair value of the Plan's investments that represent 5% or more of the Plan's net assets at December 31, 2013 or 2012.

	2013	2012
Guaranteed investment contract:
ING Fixed Account	$13,747,299	$13,382,481
Pooled separate account:
Fidelity VIP Contrafund Portfolio	1,884,873	1,580,682
Other:
Company stock unit fund	5,664,933	3,781,275

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value during the year ended December 31, 2013 as follows:

Pooled separate accounts	$2,136,637
Company stock unit fund	2,034,257
Net appreciation in fair value of investments	$4,170,894

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

Note 4.  Company Stock Unit Fund

The value of the Company stock unit fund is a combination of the market value of shares of Callon Common Stock (“Company Securities”) and cash. As of December 31, 2013 and 2012, the Company stock unit fund was made up of 850,682 and 791,554 shares of Company securities and $115,701 and $53,239 in short-term investments, respectively.

Note 5.  Tax Status of Plan

The trust, established under the Plan to hold the Plan's assets, is qualified pursuant to the appropriate section of the IRC, and accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the IRS dated March 31, 2008. Although the Plan has been amended since receiving the determination letter, the Plan's administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions at December 31, 2013 or 2012. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2009 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 6.  Related Party Transactions

The investments in pooled separate accounts and the guaranteed investment contract are managed by ING. ING is the custodian of the Plan assets and therefore, transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. Fees paid by the Plan to ING for certain administrative services totaled $1,395 for the year ended December 31, 2013.

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Note 8.  Reconciliation of Financial Statements to Form 5500

The financial information included in the Plan's Form 5500 is reported on the cash basis of accounting. Therefore, reconciliations are included to reconcile the net assets available for benefits and the net increase in net assets available for benefits per the financial statements to the Form 5500.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$30,338,484	$25,425,771
Employer contribution receivable	(62,705)	(63,312)
Net assets available for benefits per the Form 5500	$30,275,779	$25,362,459

The following is a reconciliation of the net increase in net assets available for benefits per the financial statement to the Form 5500:

Year Ended
December 31, 2013
Net increase in net assets available for benefits per the financial statements	$4,912,713
Less: Current year employer contributions receivable	(62,705)
Plus: Prior year employer contributions receivable	63,312
Net increase in net assets available for benefits per the Form 5500	$4,913,320

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

Note 9.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

∠	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

∠

Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

∠	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Pooled separate accounts (“PSA”):  PSAs are made up of a wide variety of underlying investments such as equities, preferred stock, bonds, real estate and mutual funds. The  accumulated unit value (“AUV”) of a PSA is based on the market value of its underlying investments but the PSA AUV is not a publicly quoted price in an active market. Therefore, the AUV is used as a practical expedient to estimate fair value (Level 2).

Guaranteed investment contract (“GIC”):  The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments (Level 2).

Company stock unit fund:  The value of a unit of the Company stock unit fund reflects the combined value of Company common stock, which is valued at the closing price reported on the active market on which the individual securities are traded, and cash held by the fund on the same date. The cash buffer maintained in the Company stock unit fund, which is determined by ING Life Insurance and Annuity Company ("ILIAC") based on a specific formula, typically ranges between 1% and 3% of the total value of the stock fund, and has a target buffer of 2% (Level 2).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$-	$13,747,299	$-
Pooled separate accounts
Money market	-	325,807	-
Bonds	-	431,843	-
Asset allocation	-	2,434,565	-
Balanced	-	674,261	-
Large-cap value	-	1,854,835	-
Large-cap growth	-	1,898,933	-
Small/Mid/Specialty	-	2,001,734	-
Global/International	-	1,134,934	-
Other
Company stock unit fund	-	5,664,933	-
Total assets at fair value	$-	$30,169,144	$-

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3
Guaranteed investment contract
Fixed account	$-	$13,382,481	$-
Pooled separate accounts
Money market	-	283,380	-
Bonds	-	516,151	-
Asset allocation	-	2,184,800	-
Balanced	-	589,059	-
Large-cap value	-	1,254,299	-
Large-cap growth	-	1,580,682	-
Small/Mid/Specialty	-	1,394,433	-
Global/International	-	935,068	-
Other
Company stock unit fund	-	3,781,275	-
Total assets at fair value	$-	$25,901,628	$-

Note 10.  Guaranteed Investment Contract ("GIC")

As of December 31, 2013, the Plan maintained one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive in accordance with ASC Topic 962. As of December 31, 2013 and 2012, the fair value of the investment in the ING Fixed Account was $13,747,299 and $13,382,481,  respectively.

The average yields based on actual interest credited to participants for the contract for the years ended December 31, 2013 and 2012, were 3.00% and 3.11%, respectively. The crediting interest rates to participants for the contract as of December 31, 2013 and 2012 were 3.00%. The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2013 and 2012 were 3.00%. ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

CALLON PETROLEUM COMPANY

EMPLOYEE SAVINGS AND PROTECTION PLAN

Year Ended December 31, 2013

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, the GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

Note 11.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2013 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

	CALLON PETROLEUM COMPANY
	EMPLOYEE SAVINGS AND PROTECTION PLAN
	Employer Identification Number 94-0744280
	Plan Number: 002
	Schedule H, line 4(i)
	Schedule of Assets (Held at End of Year)
	December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Guaranteed investment contract
*	ING	Fixed Account**		$13,747,299
		13,393,679.130 units
	Pooled separate accounts
*	Voya	Money Market Portfolio		325,807
		20,100.516 units

*	Voya	GNMA Income Fund		17,258
		1,042.153 units

*	VY	PIMCO Bond Portfolio		162,910
		8,787.107 units

	American Funds	EuroPacific Growth Fund Class R-4		478,727
		32,071.731 units

	Fidelity Advisor	New Insights Fund - Institutional Class		14,060
		863.557 units

	Ivy	Asset Strategy Fund		187,718
		11,304.890 units

*	VY	JP Morgan Mid-Cap Value Portfolio		560,690
		17,451.914 units

*	Voya	Small-Cap Opportunities Portfolio		615,925
		15,220.641 units

	T. Rowe Price	Mid-Cap Growth Fund Portfolio		467,522
		11,559.630 units

*	Voya	Russell Mid-Cap Index Portfolio		65,835
		3,619.528 units

	Neuberger Berman	Genesis Fund		191,811
		9,090.152 units

*	Voya	U.S. Stock Index Portfolio		925,866
		52,340.803 units

	Fidelity	VIP Contrafund Portfolio		1,884,873
		33,270.144 units

*	VY	T. Rowe Price Equity Income Portfolio		655,389
		26,162.144 units

	American Funds	Fundamental Investors		273,580
		17,266.584 units

*	VY	Invesco Equity & Income Portfolio		674,261
		31,780.141 units

	T. Rowe Price	Retirement Income Fund	15,312
		939.976 units

	T. Rowe Price	Retirement 2015 Fund	848,949
		44,025.213 units

	T. Rowe Price	Retirement 2020 Fund	204,968
		10,084.615 units

	T. Rowe Price	Retirement 2025 Fund	511,327
		24,149.142 units

	T. Rowe Price	Retirement 2035 Fund	616,977
		27,493.340 units

	T. Rowe Price	Retirement 2045 Fund	153,113
		6,755.860 units

	T. Rowe Price	Retirement 2050 Fund	5,329
		235.440 units

	T. Rowe Price	Retirement 2055 Fund	78,590
		3,469.445 units

*	Voya	American Century Small-Cap Value Portfolio	99,951
		3,329.643 units

*	Voya	PIMCO High Yield Portfolio	251,675
		13,275.677 units

*	VY	Oppenheimer Global Portfolio	468,489
		19,741.646 units

		Total pooled separate accounts	10,756,912

*	ING	Company stock unit fund	5,664,933
		414,204.501 units
		Total investments	30,169,144

*	Notes receivable from participants	4.75% fixed interest rate through June 30, 2013, and at 4.25% beginning on July 1, 2013 , maturity of up to 5 years, with residential loans maturing in 30 years	460,255

			$30,629,399

*Denotes party-in-interest
**Contract value totals $13,393,679

Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY

(Registrant)

.
June 26, 2014	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
Chief Financial Officer, Senior Vice President
and Treasurer

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of HORNE LLP , independent registered public accounting firm